UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

3Q25 — P-78 Arrival at the Búzios Field in September 2025 Performance Report 3Q25 I 2 DISCLAIMER Table of Contents Highlights – 3Q25 4 Main items 6 Consolidated results 7 One-off events 8 Capex 10 Liquidity and capital resources 14 Debt metrics 16 Results by business segment 17 Exploration and Production 17 Refining, Transportation and Marketing 19 Gas and Low Carbon Energies 20 Reconciliation of Adjusted EBITDA 21 Exhibits 22 Financial statements 22 Financial information by business segment 31 Glossary 40 Performance Report 3Q25 I 3 DISCLAIMER Disclaimer This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 4Q25 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under BR GAAP or IFRS Accounting Standards. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS Accounting Standards. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Consolidated interim financial information has been prepared in accordance with IFRS Accounting Standards and reviewed by independent auditors. Performance Report 3Q25 I 4 HIGHLIGHTS Highlights 3Q25 “Petrobras is delivering positive financial results and returns to its shareholders, despite the new oil price level. Over the last twelve months, Brent prices have fallen by $11 per barrel, and we have managed to offset this impact on revenue by increasing our oil production to over 2.5 million barrels per day, setting several operational records. We have improved our efficiency, reduced production stoppages, and reached the peak production of FPSO Almirante Tamandaré, surpassing its nominal capacity. These multiple initiatives are translate into concrete results for the company, its shareholders, and Brazilian society." Fernando Melgarejo, Chief Financial Officer and Investor Relations Officer Main financial highlights •Consistent performance: Adjusted EBITDA excluding one-off events of $12.0 billion andNet income excluding one-off events of $5.2 billion •Operational Cash Flow of $9.9 billion and Free Cash Flow of $5.0 billion Contribution to society •We paid R$ 68 billion in taxes to the Federal Government, states, and municipalities in3Q25 •We approved R$ 12.2 billion in dividends related to 3Q25 results 9.211.710.212.02Q253Q25EBITDA US$ billionAdjusted EBITDAAdjusted EBITDA without one-off events17%4.76.04.15.22Q253Q25NET INCOMEUS$ billionNet incomeNet income without one-off events28% Performance Report 3Q25 I 5 HIGHLIGHTS Main operational highlights •Oil, NGL and natural gas production averaged 3.14 million boed, representing an 8%increase compared to 2Q25. This growth was mainly due to the peak production (designcapacity) achieved by FPSO Almirante Tamandaré, in Búzios field, as well as theincreased production capacity of FPSO Marechal Duque de Caxias, in Mero field •FPSO Almirante Tamandaré reached its planned peak production of 225 Mbpd inAugust, with only 5 producing wells and 3 months ahead of schedule. In October, itreached 270 Mbpd, surpassing its nominal capacity and becoming Petrobras' andBrazil's highest oil-producing platform •The platforms in Búzios field surpassed the operated production of 1 MMbpd of oil inOctober •In October, we signed five contracts for the construction of the units of the BoaventuraRefining Project, a milestone in the modernization of our refining system. The projectwill integrate REDUC into the Boaventura Energy Complex, increasing the production ofhigher value-added oil products, such as S10 Diesel, Jet Fuel, and Group II base oils,strengthening our portfolio •In 3Q25, we achieved a record in oil exports, reaching 814 Mbpd, reflecting the higher oilproduction by E&P •We achieved 94% utilization factor in the refining system, with 69% of the total volumerepresented by high value oil products — diesel, gasoline, and jet fuel — reflecting thehigh efficiency and profitability of the refining system •In August, we brought forward the delivery of 1.12 GW of power from the Ibirité andTermoRio thermoelectric plants, initially scheduled for July 2026 relative to the 2021Capacity Reserve Auction. This anticipation enhances the reliability and flexibility of the electric system given the renewable energy expansion Performance Report 3Q25 I 6 HIGHLIGHTS Main items Table 1 – Main items Variation (%) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Sales revenues 23,477 21,037 23,366 65,587 70,601 11.6 0.5 (7.1) Gross profit 11,217 10,012 12,005 31,617 35,989 12.0 (6.6) (12.1) Operating expenses (3,241) (4,663) (3,605) (11,016) (11,900) (30.5) (10.1) (7.4) Consolidated net income (loss) attributable to the shareholders of Petrobras 6,027 4,734 5,870 16,735 10,308 27.3 2.7 62.3 Consolidated net income (loss) excluding one-off events attributable to the shareholders of Petrobras (*) 5,235 4,101 5,474 13,365 16,286 27.7 (4.4) (17.9) Net cash provided by operating activities 9,856 7,531 11,307 25,885 29,780 30.9 (12.8) (13.1) Free cash flow 4,967 3,445 6,857 12,948 19,552 44.2 (27.6) (33.8) Adjusted EBITDA 11,728 9,242 11,480 31,416 33,234 26.9 2.2 (5.5) Adjusted EBITDA excluding one-off events (*) 11,954 10,231 11,614 32,838 36,006 16.8 2.9 (8.8) Gross debt (US$ million) 70,711 68,064 59,132 70,711 59,132 3.9 19.6 19.6 Net debt (US$ million) 59,053 58,563 44,251 59,053 44,251 0.8 33.5 33.5 Net debt/LTM Adjusted EBITDA ratio 1.53 1.53 0.95 1.53 0.95 − 61.1 61.1 Average commercial selling rate for US dollar 5.45 5.67 5.55 5.65 5.24 (3.9) (1.8) 7.8 Brent crude (US$/bbl) 69.07 67.82 80.18 70.85 82.79 1.8 (13.9) (14.4) Price of basic oil products - Domestic Market (US$/bbl) 84.54 82.96 88.10 84.68 91.76 1.9 (4.0) (7.7) ROCE (Return on Capital Employed) 5.7% 6.0% 9.2% 5.7% 9.2% -0,3 p.p. -3,5 p.p. -3,5 p.p. (*) See reconciliation of net income and adjusted EBITDA excluding one-off events. Performance Report 3Q25 I 7 CONSOLIDATE RESULTS Consolidated results In 3Q25, our solid operational performance contributed positively to Petrobras' financial results. Adjusted EBITDA, excluding one-off events, reached US$12.0 billion, while net income, also excluding these events, was $5.2 billion. Adjusted EBITDA, excluding one-off events, increased 16.8% compared to 2Q25, mainly driven by the growth in oil production and oil exports and higher domestic sales of oil products, with a notable 12.2% rise in diesel sales. Additionally, results benefited from higher oil prices, reflecting a 2% appreciation in Brent prices, and from lower operational expenses, which in 2Q25 were impacted by the Production Individualization Agreement (AIP) of the Jubarte Shared Reservoir. Net income excluding one-off events grew 27.7% compared to 2Q25. Net income including one-off events amounted to $6.0 billion, driven by weaker financial results due to the lower appreciation of the BRL against the USD dollar in 3Q25, partially offset by lower operational expenses due to the reversal of impairment at the Complexo de Energia Boaventura. Performance Report 3Q25 I 8 ONE-OFF EVENTS One-off events Table 2 – One-off events Variation (%) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Net income (loss) 6,053 4,757 5,891 16,805 10,371 27.2 2.7 62.0 One-off events 1,199 958 602 5,105 (8,180) 25.2 99.2 − One-off events that do not affect Adjusted EBITDA 1,425 1,947 736 6,527 (5,408) (26.8) 93.6 − Impairment (losses) reversals of assets and investments 289 (188) (3) 52 61 − − (14.8) Results on disposal/write-offs of assets 10 14 (97) 81 190 (28.6) − (57.4) Results from co-participation agreements in bid areas 62 (20) − 112 103 − − 8.7 Effect of the tax transaction on net finance income (expense) − − 110 − (2,039) − − − Discount and premium on repurchase of debt securities − − 24 − 24 − − − Gains/(losses) with foreign exchange variation Real x US dollar (*) 1,064 2,141 702 6,282 (3,747) (50.3) 51.6 − Other one-off events (226) (989) (134) (1,422) (2,772) (77.1) 68.7 (48.7) Collective bargaining agreement (1) (214) − (215) (9) (99.5) − 2288.9 Losses with legal, administrative and arbitration proceedings (280) (125) (287) (606) (808) 124.0 (2.4) (25.0) Effect of the tax transaction on other taxes − − 105 − (685) − − − Equalization of expenses - Production Individualization Agreements (32) (672) (5) (708) (29) (95.2) 540.0 2341.4 Losses arising from actuarial review of health care plan − − − − (1,291) − − − Gains/(losses) with the transfer of rights on concession agreements − − 11 − 11 − − − Others 87 22 42 107 39 295.5 107.1 174.4 Net effect of items with one-off events on income taxes (407) (324) (206) (1,734) 2,205 25.6 97.6 − Net income excluding one-off events 5,261 4,123 5,495 13,434 16,346 27.6 (4.3) (17.8) Shareholders of Petrobras 5,235 4,101 5,474 13,365 16,286 27.7 (4.4) (17.9) Non-controlling interests 26 22 21 69 60 18.2 23.8 15.0 Adjusted EBITDA 11,728 9,242 11,480 31,416 33,234 26.9 2.2 (5.5) Other one-off events (226) (989) (134) (1,422) (2,772) (77.1) 68.7 (48.7) Adjusted EBITDA excluding one-off events 11,954 10,231 11,614 32,838 36,006 16.8 2.9 (8.8) (*) As of 4Q24, the line "gains/(losses) with foreign exchange variation Real x US dollar" was added to the table above to calculate net income excluding one-off events. For comparative purposes, the periods previously disclosed were updated. Performance Report 3Q25 I 9 ONE-OFF EVENTS In management's view, the one-off events presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of our performance. Such items do not necessarily occur in all periods and shall be disclosed when relevant. Performance Report 3Q25 I 10 CAPEX Capex Table 3 – Total Capex Variation (%) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Exploration & Production (*) 4,670 3,722 3,773 11,894 9,013 25.5 23.8 32.0 Production Development 3,718 2,784 3,025 9,240 7,126 33.6 22.9 29.7 Exploration 470 499 270 1,283 709 (5.9) 73.8 81.0 Others E&P 482 438 478 1,371 1,178 10.1 0.8 16.3 Refining. Transportation and Marketing 604 512 452 1,520 1,262 18.0 33.5 20.5 Gas & Low Carbon Energies 106 66 97 227 297 59.9 9.8 (23.5) Others 130 131 111 365 298 (1.2) 16.9 22.5 Subtotal 5,510 4,431 4,433 14,006 10,869 24.3 24.3 28.9 Signature bonus - - 21 - 21 - - Total 5,510 4,431 4,454 14,006 10,890 24.3 23.7 28.6 (*) See Glossary for investment definitions In the first nine months of the year, total Capex reached US$ 14.0 billion, up 28.6% on the same period of the previous year. In 3Q25, Capex amounted to US$ 5.5 billion, 24.3% above 2Q25. On a cash perspective, investments totaled US$ 4.9 billion in 3Q25 and US$ 12.9 billion in the first nine months of the year. The following charts present the reconciliation between total Capex and cash Capex for 3Q25 and 9M25. Performance Report 3Q25 I 11 CAPEX Chart1 – Reconciliation of total Capex vs. cash Capex – 3Q25 See Glossary for definitions of the components above (total Capex vs. cash Capex). Chart 2 – Reconciliation of total Capex vs. cash Capex – 9M25 See Glossary for definitions of the components above (total Capex vs. cash Capex). In 3Q25, Capex in the Exploration and Production totaled US$ 4.7 billion, mainly focused on: (i) production development in the Santos Basin pre-salt area (US$ 2.7 billion), driven by the progress in the construction of new FPSOs for Búzios (P-78, P-79, P-80, P-82, and P-83), Atapu (P-84), and Sépia (P-85) fields; (ii) production development in pre-salt and post-salt of Campos Basin (US$ 0.9 billion); and (iii) exploratory investments (US$ 0.5 billion). Compared to 2Q25, there was an increase of 25.5%, mainly due to the progress in the construction of FPSOs that will operate in Búzios, Atapu, and Sépia fields, in Santos Basin. In Refining, Transportation, and Marketing, 3Q25 Capex amounted to US$ 0.6 billion, an increase of 18.0% compared to 2Q25. The main highlights were the investments in the Abreu e Lima Refinery implementation project and in refinery planned stoppages. In Gas and Low Carbon Energies, Capex in 3Q25 totaled US$ 0.1 billion, mainly related to maintenance and scheduled stoppages of thermoelectric units. Performance Report 3Q25 I 12 CAPEX The following table presents the main information on new oil and gas production systems already contracted. Table 4 – Main projects Unit Start-up FPSO capacity (bbl/day) Petrobras Actual Investment (US$ bn) Petrobras Total Investment (US$ bn) (1) Petrobras Stake Status Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit) 2024 100.000 1.5 1.9 97.25% (3) Project in execution phase with production system in operation. 7 wells drilled and 6 completed. (2) Mero 3 FPSO Marechal Duque de Caxias (Chartered unit) 2024 180.000 0.6 1.0 38.6% Project in execution phase with production system in operation. 12 wells drilled and 11 completed. Búzios 7 FPSO Almirante Tamandaré (Chartered unit) 2025 225.000 1.7 2.2 88.99% Project in execution phase with production system in operation. 15 wells drilled and completed. Búzios 6 P-78 (Owned unit) 2025 180.000 3.3 5.2 88.99% Project in execution. Production system at location. 12 wells drilled and 11 completed. Mero 4 FPSO Alexandre de Gusmão (Chartered unit) 2025 180.000 0.5 1.3 38.6% Project in execution phase with production system in operation. 11 wells drilled and 10 completed. Búzios 8 P-79 (Owned unit) 2026 180.000 2.8 5.7 88.99% Project in execution phase with production system under construction. 13 wells drilled and 10 completed. Búzios 9 P-80 (Owned unit) 2027 225.000 2.1 6.3 88.99% Project in execution phase with production system under construction. 3 wells drilled and 3 completed. Búzios 10 P-82 (Owned unit) 2027 225.000 2.0 7.5 88.99% Project in execution phase with production system under construction. 1 well drilled. Performance Report 3Q25 I 13 CAPEX Búzios 11 P-83 (Owned unit) 2027 225.000 1.7 6.8 88.99% Project in execution phase with production system under construction. 3 wells drilled and 1 completed. Raia Manta e Raia Pintada FPSO Raia (Non-operated project) 2028 126.000 1.3 2.7 (4) 30% Project in execution phase with production system under construction. Atapu 2 P-84 2029 225.000 0.8 6.4 65.7% Project in execution phase with production system under construction. Sépia 2 P-85 2030 225.000 0.5 4.7 55.3% Project in execution phase with production system under construction. 1 well drilled. (1) Total investment under the 2025-29+ Strategic Plan assumptions and Petrobras working interest (WI). Chartered units leases amounts are not included. (2) Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned. (3) Petrobras Stake adjusted due to the approval of the Production Individualization Agreement (AIP) of the Jubarte Pre-Salt by National Agency of Petroleum. Natural Gas. and Biofuels (ANP). The AIP will become effective on August 01. 2025. The total investment of the project in Petrobras' WI is currently under negotiation for equalization between Petrobras and the partners. (4) Total investment considering Petrobras working interest (WI). It is included the FPSO. contracted on a lump sum turnkey modality.which includes engineering. procurement. construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production. Performance Report 3Q25 I 14 LIQUIDITY AND CAPITAL RESOURCES Liquidity and capital resources Table 5 - Liquidity and capital resources US$ million 3Q25 2Q25 3Q24 9M25 9M24 Adjusted cash and cash equivalents at the beginning of period 9,501 8,457 13,470 8,071 17,902 Government bonds. bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period (2,505) (3,762) (5,586) (4,800) (5,175) Cash and cash equivalents at the beginning of period 6,996 4,695 7,884 3,271 12,727 Net cash provided by operating activities 9,856 7,531 11,307 25,885 29,780 Net cash used in investing activities (4,765) (2,561) (4,742) (9,093) (10,098) Acquisition of PP&E and intangible assets (4,887) (4,084) (4,443) (12,933) (10,215) Acquisition of equity interests (2) (2) (7) (4) (13) Proceeds from disposal of assets - Divestment 75 16 25 554 791 Financial compensation from co-participation agreements − − − 355 397 Divestment (investment) in marketable securities (31) 1,491 (374) 2,830 (1,179) Dividends received 80 18 57 105 121 (=) Net cash provided by operating and investing activities 5,091 4,970 6,565 16,792 19,682 Net cash used in financing activities (3,218) (2,729) (5,895) (11,379) (23,434) Changes in non-controlling interest (123) 118 (232) 34 (107) Net financings 1,359 1,138 (1,457) 2,028 (4,203) Proceeds from finance debt 2,243 2,572 986 5,315 1,553 Repayments (884) (1,434) (2,443) (3,287) (5,756) Repayment of lease liability (2,415) (2,274) (1,913) (6,783) (5,796) Dividends paid to shareholders of Petrobras (2,030) (1,706) (2,293) (6,618) (12,871) Share repurchase program − − − − (380) Dividends paid to non-controlling interests (9) (5) − (40) (77) Effect of exchange rate changes on cash and cash equivalents 95 60 140 280 (281) Cash and cash equivalents at the end of period 8,964 6,996 8,694 8,964 8,694 Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period 2,694 2,505 6,187 2,694 6,187 Adjusted cash and cash equivalents at the end of period 11,658 9,501 14,881 11,658 14,881 Reconciliation of Free Cash Flow Net cash provided by operating activities 9,856 7,531 11,307 25,885 29,780 Acquisition of PP&E and intangible assets (4,887) (4,084) (4,443) (12,933) (10,215) Acquisition of equity interests (2) (2) (7) (4) (13) Free cash flow (*) 4,967 3,445 6,857 12,948 19,552 (*) Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Performance Report 3Q25 I 15 LIQUIDITY AND CAPITAL RESOURCES As of September 30, 2025, cash and cash equivalents totaled US$ 9.0 billion, while adjusted cash and cash equivalents totaled US$ 11.7 billion. In 3Q25, funds generated by operating activities reached US$ 9.9 billion and free cash flow was US$ 5.0 billion. Additionally, during the period, the Company borrowed US$ 2.2 billion. The operational cash generation, combined with the financing activities carried out in 3Q25, was primarily used to: (a) fund investments (US$ 4.9 billion), (b) amortize lease liabilities (US$ 2.4 billion), (c) remunerate shareholders (US$ 2.0 billion), and (d) amortize principal and interest due during the period (US$ 0.9 billion). In 3Q25, the company paid off various loans and financial debts amounting to US$ 0.9 billion, and raised US$ 2.2 billion, notably through: (a) funding from the domestic banking market totaling US$ 0.3 billion; and (b) international capital market issuance (global notes) with maturities in 2030 and 2036 in the amount of US$ 2.0 billion. Performance Report 3Q25 I 16 DEBT METRICS Debt metrics As of September 30, 2025, gross debt reached US$ 70.7 billion, representing an increase of 3.9% compared to June 30, 2025, mainly due to the funding activities carried out during 3Q25, totaling US$ 2.2 billion, which strengthened our cash position for the period. The weighted average maturity of outstanding debt shifted from 11.92 years on June 30, 2025, to 11.36 years on September 30, 2025, while the average interest rate changed from 6.8% per year to 6.7% per year during the same period. The gross debt/LTM Adjusted EBITDA ratio was 1.83x on September 30, 2025, compared to 1.78x on June 30, 2025. The net debt reached US$ 59.1 billion on September 30, 2025, an increase of 0.8% compared to June 30, 2025. Table 6 – Debt indicators US$ million 09.30.2025 06.30.2025 Δ % 09.30.2024 Financial Debt 28,122 25,791 9.0 25,756 Capital Markets 17,395 15,461 12.5 16,005 Banking Market 8,836 8,299 6.5 7,490 Development banks 560 556 0.7 587 Export Credit Agencies 1,201 1,347 (10.8) 1,517 Others 130 128 1.6 157 Finance leases 42,589 42,273 0.7 33,376 Gross debt 70,711 68,064 3.9 59,132 Adjusted cash and cash equivalents 11,658 9,501 22.7 14,881 Net debt 59,053 58,563 0.8 44,251 Net Debt/(Net Debt + Market Cap) - Leverage 43% 43% − 33% Average interest rate (% p.a.) 6.7 6.8 (1.5) 6.6 Weighted average maturity of outstanding debt (years) 11.36 11.92 (4.7) 11.57 Net debt/LTM Adjusted EBITDA ratio 1.53 1.53 − 0.95 Gross debt/LTM Adjusted EBITDA ratio 1.83 1.78 3.2 1.27 Performance Report 3Q25 I 17 RESULTS BY SEGMENT Results by business segment Exploration and Production Table 7 – E&P results Variation (%) (1) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Sales revenues 15,737 14,404 15,383 45,208 47,128 9.3 2.3 (4.1) Gross profit 8,559 7,803 9,404 24,632 28,307 9.7 (9.0) (13.0) Operating expenses (757) (1,846) (1,222) (3,341) (3,403) (59.0) (38.1) (1.8) Operating income (loss) 7,802 5,957 8,182 21,291 24,904 31.0 (4.6) (14.5) Net income (loss) attributable to the shareholders of Petrobras 5,168 3,974 5,416 14,129 16,499 30.0 (4.6) (14.4) Adjusted EBITDA of the segment 10,922 8,970 10,451 29,857 31,693 21.8 4.5 (5.8) EBITDA margin of the segment (%) (1) 69 62 68 66 67 7.1 1.5 (1.2) ROCE (Return on Capital Employed) (%) (1) 8.7 9.2 13.4 8.7 13.4 (0.5) (4.7) (4.7) Average Brent crude (US$/bbl) 69.07 67.82 80.18 70.85 82.79 1.8 (13.9) (14.4) Production taxes Brazil 2,787 2,554 2,833 8,141 8,760 9.1 (1.6) (7.1) Royalties 1,852 1,674 1,774 5,331 5,483 10.6 4.4 (2.8) Special participation 925 871 1,050 2,783 3,250 6.2 (11.9) (14.4) Retention of areas 10 9 9 27 27 11.1 11.1 − Lifting cost Brazil (US$/boe) 6.30 5.96 5.78 6.34 5.96 5.6 8.9 6.4 Pre-salt 4.26 3.83 3.78 4.18 3.88 11.1 12.8 7.7 Deep and ultra-deep post-salt 16.17 17.10 16.57 17.14 16.08 (5.4) (2.4) 6.6 Onshore and shallow waters 17.24 17.52 16.74 17.25 16.63 (1.6) 3.0 3.7 Lifting cost + Leases 8.97 8.82 8.23 9.08 8.38 1.7 8.9 8.3 Pre-salt 6.91 6.64 6.10 6.87 6.21 4.1 13.3 10.6 Deep and ultra-deep post-salt 19.49 20.88 20.41 20.69 19.53 (6.7) (4.5) 5.9 Onshore and shallow waters 17.24 17.52 16.74 17.25 16.63 (1.6) 3.0 3.7 Lifting cost + Production taxes 17.60 17.30 19.49 18.26 19.90 1.7 (9.7) (8.2) Lifting cost + Production taxes + Leases 20.27 20.16 21.94 21.01 22.33 0.5 (7.6) (5.9) (*) EBITDA margin and ROCE variations in percentage points. In 3Q25 E&P gross profit was US$ 8.6 billion, 9.7% up on 2Q25 (US$ 7.8 billion), mainly driven by higher production and an increase in average Brent prices between quarters. Operating income in 3Q25 was US$ 7.8 billion, 31.0% higher than 2Q25. In addition to higher revenues, the increase was mainly driven by the lower expenses, resulting from the provision for the equalization of costs and volumes of the Jubarte Production Individualization Agreement, which occurred in 2Q25, Performance Report 3Q25 I 18 RESULTS BY SEGMENT Lifting costs excluding government take and leases, were US$ 6.30/boe, a 5.6% increase compared to 2Q25 (US$ 5.96/boe). This increase reflects higher costs per barrel - in the pre-salt and the higher share of deepwater fields in total production, with higher costs. In pre-salt there was an 11.1% increase in lifting costs due to higher integrity expenses, including increased well intervention activities in Tupi field, an increase in subsea inspections in Búzios, Tupi, and Sapinhoá fields, and higher expenses with platforms maintenance, mainly in Búzios, Atapu, and Tupi fields. Additionally, there was an increase resulting from the 4% appreciation of the BRL against the USD. Despite the cost increase, higher operational efficiency and higher production offset part of the impacts, and noteworthy were the ramp-ups of the FPSOs Maria Quitéria (Jubarte) and Alexandre de Gusmão, the continuation of peak production of Duque de Caxias (Mero) and Almirante Tamandaré (Búzios), which reached design capacity, as well as the start-up of six new wells, four in Santos Basin and two in Campos Basin. In the post-salt, lifting costs decreased by 5.4%, influenced by the production effect, due to lower maintenances losses, the ramp-up of FPSOs Anna Nery and Anita Garibaldi, and the start-up of five new wells in Campos Basin, despite the natural decline of the fields. This performance was partially offset by increased expenses with platforms maintenance expenses, especially in Marlim Sul, Jubarte, and Roncador fields, additional subsea inspections, particularly in Roncador and Marlim Sul fields, and the appreciation of the BRL against the USD. In onshore and shallow waters, lifting costs decreased by 1.6%, This reduction was driven by the gradual return of Manati field in 2Q, resulting in a more consistent production, positively impacting the metric in this quarter. We emphasize that, throughout the 3Q, Manati field has already fully returned to the gas production level prior to its closure. Performance Report 3Q25 I 19 RESULTS BY SEGMENT Refining, Transportation and Marketing Table 8 - RTM results Variation (%) (1) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Sales revenues 22,083 19,795 21,739 61,867 65,990 11.6 1.6 (6.2) Gross profit 1,613 1,209 1,236 4,033 4,947 33.4 30.5 (18.5) Operating expenses (757) (869) (781) (2,362) (2,318) (12.9) (3.1) 1.9 Operating Income (loss) 856 340 455 1,671 2,629 151.8 88.1 (36.4) Net income (loss) attributable to the shareholders of Petrobras 583 217 255 1,167 1,309 168.7 128.6 (10.8) Adjusted EBITDA of the segment 1,269 1,080 1,078 3,418 4,432 17.5 17.7 (22.9) EBITDA margin of the segment (%) (1) 6 5 5 6 7 1 1 (1) ROCE (Return on Capital Employed) (%) (1) 1.0 0.7 3.2 1.0 3.2 0.3 (2.2) (2.2) Refining cost (US$ / barrel) - Brazil 2.97 2.96 2.84 2.85 2.70 0.3 4.6 5.6 Price of basic oil products - Domestic Market (US$/bbl) 84.54 82.96 88.10 84.68 91.76 1.9 (4.0) (7.7) (1) Changes in EBITDA and ROCE margins in percentage points. RTM gross profit in 3Q25 was US$ 404 million higher than in 2Q25. Considering the inventory turnover of US$ 277 million in 3Q25 and US$ 322 million in 2Q25, gross profit would have been US$ 1.9 billion and US$ 1.5 billion, respectively. The highlights of the quarter were the increased oil exports, higher margins on diesel and jet fuel, in line with higher international margins, and higher domestic sales volumes, especially diesel, reflecting the typical seasonality of the quarter with harvest growth and stronger industrial activity. Operating income in 3Q25 was higher than in 2Q25, explained by higher gross profit and lower operating expenses due to the reversal of impairment of the Boaventura Energies Complex. The refining cost per barrel in 3Q25 was in line with 2Q25 (+0.3%), despite the increase in absolute costs (+5%) impacted by the appreciation of the BRL against the USD in 3Q25 and by the provision for the Collective Bargaining Agreement, offset by the higher refinery throughput in 3Q25 (+5%). Performance Report 3Q25 I 20 RESULTS BY SEGMENT Gas and Low Carbon Energies Table 9 – G&LCE results Variation (%) (1) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Sales revenues 2,270 2,176 2,341 6,306 6,961 4.3 (3.0) (9.4) Gross profit 919 1,032 970 2,686 3,317 (10.9) (5.3) (19.0) Operating expenses (868) (914) (801) (2,561) (2,557) (5.0) 8.4 0.2 Operating income (loss) 51 118 169 125 760 (56.8) (69.8) (83.6) Net income (loss) attributable to the shareholders of Petrobras 23 88 109 83 530 (73.9) (78.9) (84.3) Adjusted EBITDA of the segment 203 236 299 526 1,161 (14.0) (32.1) (54.7) EBITDA margin of the segment (%) (1) 9 11 13 8 17 (2) (4) (8) ROCE (Return on Capital Employed) (%) (1) 0.4 1.1 6.2 0.4 6.2 (1) (6) (6) Natural gas sales price - Brazil (US$/bbl) 54.17 58.65 59.61 56.41 63.74 (7.6) (9.1) (11.5) Natural gas sales price - Brazil (US$/MMBtu) 9.13 9.89 10.05 9.51 10.75 (7.7) (9.2) (11.5) Fixed revenues from power auctions (2)(3) 59.94 29.98 56.56 118.80 182.15 99.9 6.0 (34.8) Average electricity sales price (US$/MWh) (2)(3) 43.86 35.83 73.48 40.28 62.79 22.4 (40.3) (35.8) (1) EBITDA margin and ROCE variations in percentage points. (2) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions. (3) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Chamber of Electric Energy Commercialization - CCEE is issued. In 3Q25, sales revenues were 4.3% higher than in 2Q25, due to higher natural gas sales volumes, higher energy generation, and the early start, in August 2025, of TermoRio and Ibirité Thermal Power Plants contracts from the 2021 Capacity Reserve Auction by Power, initially scheduled to start in July 2026. On the other hand, in 3Q25, gross profit decreased by 10.9% compared to 2Q25, due to the lower average gas sales price, mainly impacted by the quarterly adjustment linked to Brent prices and the reference exchange rate, as well as by the competition in direct gas sales to free consumers, Petrobras has intensified its presence in the free natural gas market, maintaining a market share compatible with its participation in E&P investments. Operating income in 3Q25 was negatively impacted by lower gross profit compared to 2Q25. The impact of lower gross profit on operating income was partially offset by reduced operating expenses, which include significant fixed transportation costs. Performance Report 3Q25 I 21 RECONCILIATION OF ADJUSTED EBITDA Reconciliation of Adjusted EBITDA EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization, Petrobras announces EBITDA, as authorized by CVM Resolution No, 156, of June 2022. In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation, This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity. EBITDA and adjusted EBITDA are not provided for in IFRS Accounting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS Accounting Standards. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition. Table 10 - Reconciliation of Adjusted EBITDA Variation (%) (*) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Net income (loss) 6,053 4,757 5,891 16,805 10,371 27.2 2.7 62.0 Net finance (income) expense (271) (1,015) 281 (3,034) 9,089 (73.3) − − Income taxes 2,230 1,654 2,205 6,995 4,325 34.8 1.1 61.7 Depreciation, depletion and amortization 4,111 3,697 2,983 11,055 9,483 11.2 37.8 16.6 EBITDA 12,123 9,093 11,360 31,821 33,268 33.3 6.7 (4.3) Results of equity-accounted investments (36) (47) 23 (165) 304 (23.4) − − Impairment of assets (reversals), net (287) 190 − (47) (46) − − 2.2 Results on disposal/write-offs of assets (10) (14) 97 (81) (189) (28.6) − (57.1) Results from co-participation agreements in bid areas (62) 20 − (112) (103) − − 8.7 Adjusted EBITDA 11,728 9,242 11,480 31,416 33,234 26.9 2.2 (5.5) Adjusted EBITDA margin (%) 50 44 49 48 47 6.0 1.0 1.0 (*) EBITDA Margin variations in percentage points. Performance Report 3Q25 I 22 FINANCIAL STATEMENTS Exhibits Financial statements Table 11 - Income statement - Consolidated US$ million 3Q25 2Q25 3Q24 9M25 9M24 Sales revenues 23,477 21,037 23,366 65,587 70,601 Cost of sales (12,260) (11,025) (11,361) (33,970) (34,612) Gross profit 11,217 10,012 12,005 31,617 35,989 Selling expenses (1,360) (1,286) (1,193) (3,736) (3,794) General and administrative expenses (501) (464) (409) (1,409) (1,405) Exploration costs (248) (185) (406) (746) (715) Research and development expenses (233) (193) (195) (628) (571) Other taxes (149) (127) (55) (399) (1,143) Impairment (losses) reversals, net 287 (190) − 47 46 Other income and expenses, net (1,037) (2,218) (1,347) (4,145) (4,318) (3,241) (4,663) (3,605) (11,016) (11,900) Operating income (loss) 7,976 5,349 8,400 20,601 24,089 Finance income 414 345 491 1,056 1,520 Finance expenses (1,119) (1,065) (881) (3,167) (4,885) Foreign exchange gains (losses) and inflation indexation charges 976 1,735 109 5,145 (5,724) Net finance income (expense) 271 1,015 (281) 3,034 (9,089) Results of equity-accounted investments 36 47 (23) 165 (304) Net income (loss) before income taxes 8,283 6,411 8,096 23,800 14,696 Income taxes (2,230) (1,654) (2,205) (6,995) (4,325) Net Income (loss) 6,053 4,757 5,891 16,805 10,371 Net income (loss) attributable to: Shareholders of Petrobras 6,027 4,734 5,870 16,735 10,308 Non-controlling interests 26 23 21 70 63 Performance Report 3Q25 I 23 FINANCIAL STATEMENTS Table 12 - Statement of financial position – Consolidated ASSETS - US$ million 09.30.2025 12.31.2024 Current assets 28,083 21,836 Cash and cash equivalents 8,964 3,271 Marketable securities 2,694 4,263 Trade and other receivables, net 4,116 3,566 Inventories 8,700 6,710 Recoverable income taxes 669 411 Other recoverable taxes 1,257 1,555 Assets classified as held for sale 1 510 Other current assets 1,682 1,550 Non-current assets 199,804 159,809 Long-term receivables 24,935 20,610 Trade and other receivables, net 830 1,256 Marketable securities 53 582 Judicial deposits 15,079 11,748 Deferred income taxes 1,030 922 Other recoverable taxes 4,566 3,601 Other non-current assets 3,377 2,501 Investments 794 659 Property, plant and equipment 171,557 136,285 Intangible assets 2,518 2,255 Total assets 227,887 181,645 LIABILITIES - US$ million 09.30.2025 12.31.2024 Current liabilities 34,289 31,460 Trade payables 6,819 6,082 Finance debt 2,481 2,566 Lease liability 9,593 8,542 Income taxes payable 1,131 1,400 Other taxes payable 3,657 3,284 Dividends payable 1,523 2,657 Provision for decommissioning costs 2,905 1,696 Employee benefits 3,320 2,315 Liabilities related to assets classified as held for sale 102 713 Other current liabilities 2,758 2,205 Non-current liabilities 113,697 90,835 Finance debt 25,641 20,596 Lease liability 32,996 28,607 Income taxes payable 601 530 Deferred income taxes 9,242 1,470 Performance Report 3Q25 I 24 FINANCIAL STATEMENTS Employee benefits 12,906 10,672 Provision for legal proceedings 3,099 2,833 Provision for decommissioning costs 27,491 24,507 Other non-current liabilities 1,721 1,620 Shareholders' equity 79,901 59,350 Attributable to the shareholders of Petrobras 79,520 59,106 Share capital (net of share issuance costs) 107,101 107,101 Capital reserve and capital transactions 1,145 29 Profit reserves 58,853 61,446 Retained earnings 13,201 − Accumulated other comprehensive deficit (100,780) (109,470) Attributable to non-controlling interests 381 244 Total liabilities and shareholders' equity 227,887 181,645 Performance Report 3Q25 I 25 FINANCIAL STATEMENTS Table 13 - Statement of cash flow – Consolidated US$ million 3Q25 2Q25 3Q24 9M25 9M24 Cash flows from operating activities Net income (loss) for the period 6,053 4,757 5,891 16,805 10,371 Adjustments for: Pension and medical benefits 448 430 409 1,295 2,544 Results of equity-accounted investments (36) (47) 23 (165) 304 Depreciation, depletion and amortization 4,111 3,697 2,983 11,055 9,483 Impairment of assets (reversals), net (287) 190 − (47) (46) Inventory write down (write-back) to net realizable value (3) − 2 4 (42) Allowance for credit loss on trade and other receivables, net 2 57 6 39 54 Exploratory expenditure write-offs 17 − 309 226 414 Gain on disposal/write-offs of assets (10) (14) 97 (81) (189) Foreign exchange, indexation and finance charges (417) (1,252) 168 (3,624) 9,143 Income taxes 2,230 1,654 2,205 6,995 4,325 Revision and unwinding of discount on the provision for decommissioning costs 366 329 242 1,015 781 Results from co-participation agreements in bid areas (62) 20 − (112) (103) Early termination and cash outflows revision of lease agreements (147) (144) (88) (448) (234) Losses with legal, administrative and arbitration proceedings, net 280 125 287 606 808 Equalization of expenses - Production Individualization Agreements 32 672 5 708 29 Decrease (Increase) in assets Trade and other receivables (596) (50) 163 (474) 1,622 Inventories (307) (494) 1 (1,160) (354) Judicial deposits (112) (256) (160) (548) 414 Other assets (135) (194) (38) 50 (109) Increase (Decrease) in liabilities Trade payables (58) 461 387 (140) 605 Other taxes payable (324) (605) (459) (725) (2,321) Pension and medical benefits (258) (307) (276) (780) (758) Provisions for legal proceedings (130) (173) (96) (687) (296) Other employee benefits 441 (2) 499 557 129 Provision for decommissioning costs (280) (241) (282) (705) (745) Other liabilities (80) 29 (250) (111) (607) Income taxes paid (882) (1,111) (721) (3,663) (5,442) Net cash provided by operating activities 9,856 7,531 11,307 25,885 29,780 Cash flows from investing activities Acquisition of PP&E and intangible assets (4,887) (4,084) (4,443) (12,933) (10,215) Acquisition of equity interests (2) (2) (7) (4) (13) Proceeds from disposal of assets - Divestment 75 16 25 554 791 Performance Report 3Q25 I 26 FINANCIAL STATEMENTS Financial compensation from co-participation agreements − − − 355 397 Divestment (investment) in marketable securities (31) 1,491 (374) 2,830 (1,179) Dividends received 80 18 57 105 121 Net cash used in investing activities (4,765) (2,561) (4,742) (9,093) (10,098) Cash flows from financing activities Changes in non-controlling interest (123) 118 (232) 34 (107) Financing and loans, net: Proceeds from finance debt 2,243 2,572 986 5,315 1,553 Repayment of principal - finance debt (349) (1,075) (1,909) (1,896) (4,227) Repayment of interest - finance debt (535) (359) (534) (1,391) (1,529) Repayment of lease liability (2,415) (2,274) (1,913) (6,783) (5,796) Dividends paid to Shareholders of Petrobras (2,030) (1,706) (2,293) (6,618) (12,871) Share repurchase program − − − − (380) Dividends paid to non-controlling interests (9) (5) − (40) (77) Net cash used in financing activities (3,218) (2,729) (5,895) (11,379) (23,434) Effect of exchange rate changes on cash and cash equivalents 95 60 140 280 (281) Net change in cash and cash equivalents 1,968 2,301 810 5,693 (4,033) Cash and cash equivalents at the beginning of the period 6,996 4,695 7,884 3,271 12,727 Cash and cash equivalents at the end of the period 8,964 6,996 8,694 8,964 8,694 Performance Report 3Q25 I 27 FINANCIAL STATEMENTS Table 14 – Net revenues by products Variation (%) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Diesel 7,117 6,183 7,031 19,870 21,086 15.1 1.2 (5.8) Gasoline 3,084 3,073 3,140 9,121 9,418 0.4 (1.8) (3.2) Liquefied petroleum gas (LPG) 941 884 849 2,558 2,400 6.4 10.8 6.6 Jet fuel 1,112 1,009 1,146 3,244 3,477 10.2 (3.0) (6.7) Naphtha 440 425 480 1,275 1,390 3.5 (8.3) (8.3) Fuel oil (including bunker fuel) 136 132 209 433 786 3.0 (34.9) (44.9) Other oil products 938 970 1,212 2,839 3,304 (3.3) (22.6) (14.1) Subtotal oil products 13,768 12,676 14,067 39,340 41,861 8.6 (2.1) (6.0) Natural gas 1,019 973 1,152 2,877 3,610 4.7 (11.5) (20.3) Crude oil 1,040 1,073 1,143 3,518 3,421 (3.1) (9.0) 2.8 Renewables and nitrogen products 77 41 73 171 147 87.8 5.5 16.3 Breakage 35 54 101 137 362 (35.2) (65.3) (62.2) Electricity 238 148 277 525 509 60.8 (14.1) 3.1 Services, agency and others 189 182 192 537 641 3.8 (1.6) (16.2) Total domestic market 16,366 15,147 17,005 47,105 50,551 8.0 (3.8) (6.8) Exports 6,903 5,680 6,214 17,952 19,358 21.5 11.1 (7.3) Crude oil 5,408 4,452 4,627 13,670 14,701 21.5 16.9 (7.0) Fuel oil (including bunker fuel) 1,193 1,093 1,278 3,470 3,726 9.1 (6.7) (6.9) Other oil products and other products 302 135 309 812 931 123.7 (2.3) (12.8) Sales abroad (*) 208 210 147 530 692 (1.0) 41.5 (23.4) Total foreign market 7,111 5,890 6,361 18,482 20,050 20.7 11.8 (7.8) Total 23,477 21,037 23,366 65,587 70,601 11.6 0.5 (7.1) (*) Sales revenues from operations outside of Brazil, including trading and excluding exports. Performance Report 3Q25 I 28 FINANCIAL STATEMENTS Table 15 – Cost of Sales by Nature (*) Variation (%) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Raw material, products for resale, materials and third-party services* (5,895) (5,251) (5,632) (16,245) (16,930) 12.3 4.7 (4.0) Acquisitions (4,001) (3,552) (4,134) (11,132) (12,305) 12.6 (3.2) (9.5) Crude oil imports (2,043) (1,766) (2,386) (5,925) (7,135) 15.7 (14.4) (17.0) Oil products imports (1,714) (1,586) (1,320) (4,489) (3,981) 8.1 29.8 12.8 Natural gas imports (244) (200) (428) (718) (1,189) 22.0 (43.0) (39.6) Third-party services and others (1,894) (1,699) (1,498) (5,113) (4,625) 11.5 26.4 10.6 Depreciation, depletion and amortization (3,297) (3,004) (2,362) (8,814) (7,434) 9.8 39.6 18.6 Production taxes (2,788) (2,555) (2,836) (8,146) (8,772) 9.1 (1.7) (7.1) Employee compensation (470) (431) (435) (1,300) (1,477) 9.0 8.0 (12.0) Inventory turnover 190 216 (96) 535 1 (12.0) − 53,400.0 Total (12,260) (11,025) (11,361) (33,970) (34,612) 11.2 7.9 (1.9) (*) It Includes short-term leases. Performance Report 3Q25 I 29 FINANCIAL STATEMENTS Table 16 – Operating expenses Variation (%) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Selling, General and Administrative Expenses (1,861) (1,750) (1,602) (5,145) (5,199) 6.3 16.2 (1.0) Selling expenses (1,360) (1,286) (1,193) (3,736) (3,794) 5.8 14.0 (1.5) Materials, third-party services, freight, rent and other related (1,103) (1,071) (1,002) (3,069) (3,191) 3.0 10.1 (3.8) Depreciation, depletion and amortization (207) (171) (159) (547) (498) 21.1 30.2 9.8 Reversal (allowance) for expected credit losses (17) (14) − (27) (8) 21.4 − 237.5 Employee compensation (33) (30) (32) (93) (97) 10.0 3.1 (4.1) General and administrative expenses (501) (464) (409) (1,409) (1,405) 8.0 22.5 0.3 Employee compensation (296) (265) (278) (827) (935) 11.7 6.5 (11.6) Materials, third-party services, rent and other related costs (155) (153) (96) (447) (362) 1.3 61.5 23.5 Depreciation, depletion and amortization (50) (46) (35) (135) (108) 8.7 42.9 25.0 Exploration costs (248) (185) (406) (746) (715) 34.1 (38.9) 4.3 Research and development expenses (233) (193) (195) (628) (571) 20.7 19.5 10.0 Other taxes (149) (127) (55) (399) (1,143) 17.3 170.9 (65.1) Impairment (losses) reversals, net 287 (190) − 47 46 − − 2.2 Other income and expenses, net (1,037) (2,218) (1,347) (4,145) (4,318) (53.2) (23.0) (4.0) Total (3,241) (4,663) (3,605) (11,016) (11,900) (30.5) (10.1) (7.4) Performance Report 3Q25 I 30 FINANCIAL STATEMENTS Table 17 – Financial results Variation (%) US$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 X 2Q25 3Q25 X 3Q24 9M25 X 9M24 Finance income 414 345 491 1,056 1,520 20.0 (15.7) (30.5) Income from investments and marketable securities (Government Bonds) 316 225 363 764 1,175 40.4 (12.9) (35.0) Other finance income 98 120 128 292 345 (18.3) (23.4) (15.4) Finance expenses (1,119) (1,065) (881) (3,167) (4,885) 5.1 27.0 (35.2) Interest on finance debt (592) (517) (555) (1,575) (1,628) 14.5 6.7 (3.3) Unwinding of discount on lease liability (678) (653) (544) (1,953) (1,648) 3.8 24.6 18.5 Capitalized borrowing costs 530 467 398 1,446 1,157 13.5 33.2 25.0 Unwinding of discount on the provision for decommissioning costs (336) (329) (242) (984) (772) 2.1 38.8 27.5 Tax settlement programs - federal taxes − − 125 − (1,804) − − − Other finance expenses (43) (33) (63) (101) (190) 30.3 (31.7) (46.8) Foreign exchange gains (losses) and inflation indexation charges 976 1,735 109 5,145 (5,724) (43.7) 795.4 − Foreign exchange gains (losses) 1,068 2,032 587 6,136 (3,834) (47.4) 81.9 − Real x US dollar 1,064 2,141 702 6,282 (3,747) (50.3) 51.6 − Other currencies 4 (109) (115) (146) (87) − − 67.8 Reclassification of hedge accounting to the Statement of Income (439) (498) (821) (1,659) (2,118) (11.8) (46.5) (21.7) Tax settlement programs - federal taxes − − (15) − (235) − − − Indexation to the Selic interest rate of anticipated dividends and dividends payable 22 (87) 18 (129) (370) − 22.2 (65.1) Recoverable taxes inflation indexation income 40 101 173 199 77 (60.4) (76.9) 158.4 Other foreign exchange gains and indexation charges, net 285 187 167 598 756 52.4 70.7 (20.9) Total 271 1,015 (281) 3,034 (9,089) (73.3) − − Performance Report 3Q25 I 31 FINANCIAL STATEMENS BY SEGMENT Financial information by business segment Table 18 - Consolidated income by business segment – 9M25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 45,208 61,867 6,306 244 (48,038) 65,587 Intersegments 45,031 802 2,201 4 (48,038) − Third parties 177 61,065 4,105 240 − 65,587 Cost of sales (20,576) (57,834) (3,620) (217) 48,277 (33,970) Gross profit 24,632 4,033 2,686 27 239 31,617 Expenses (3,341) (2,362) (2,561) (2,752) − (11,016) Selling expenses − (1,551) (2,150) (35) − (3,736) General and administrative expenses (45) (288) (92) (984) − (1,409) Exploration costs (746) − − − − (746) Research and development expenses (490) (7) (8) (123) − (628) Other taxes (20) (38) (11) (330) − (399) Impairment (losses) reversals, net (193) 241 (1) − − 47 Other income and expenses, net (1,847) (719) (299) (1,280) − (4,145) Operating income (loss) 21,291 1,671 125 (2,725) 239 20,601 Net finance income − − − 3,034 − 3,034 Results of equity-accounted investments 74 67 29 (5) − 165 Net income (loss) before income taxes 21,365 1,738 154 304 239 23,800 Income taxes (7,238) (571) (42) 936 (80) (6,995) Net income (loss) 14,127 1,167 112 1,240 159 16,805 Net income (loss) attributable to: Shareholders of Petrobras 14,129 1,167 83 1,197 159 16,735 Non-controlling interests (2) − 29 43 − 70 Performance Report 3Q25 I 32 FINANCIAL STATEMENS BY SEGMENT Table 19 - Consolidated income by business segment – 9M24 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 47,128 65,990 6,961 240 (49,718) 70,601 Intersegments 46,875 777 2,061 5 (49,718) − Third parties 253 65,213 4,900 235 − 70,601 Cost of sales (18,821) (61,043) (3,644) (224) 49,120 (34,612) Gross profit 28,307 4,947 3,317 16 (598) 35,989 Expenses (3,403) (2,318) (2,557) (3,622) − (11,900) Selling expenses (1) (1,569) (2,208) (16) − (3,794) General and administrative expenses (43) (265) (94) (1,003) − (1,405) Exploration costs (715) − − − − (715) Research and development expenses (451) (4) (2) (114) − (571) Other taxes (737) (32) (14) (360) − (1,143) Impairment (losses) reversals, net (4) 37 − 13 − 46 Other income and expenses, net (1,452) (485) (239) (2,142) − (4,318) Operating income (loss) 24,904 2,629 760 (3,606) (598) 24,089 Net finance expense − − − (9,089) − (9,089) Results of equity-accounted investments 62 (426) 66 (6) − (304) Net income (loss) before income taxes 24,966 2,203 826 (12,701) (598) 14,696 Income taxes (8,469) (894) (257) 5,090 205 (4,325) Net income (loss) 16,497 1,309 569 (7,611) (393) 10,371 Net income (loss) attributable to: Shareholders of Petrobras 16,499 1,309 530 (7,637) (393) 10,308 Non-controlling interests (2) − 39 26 − 63 Performance Report 3Q25 I 33 FINANCIAL STATEMENS BY SEGMENT Table 20 - Quarterly consolidated income by business segment – 3Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 15,737 22,083 2,270 87 (16,700) 23,477 Intersegments 15,676 256 767 1 (16,700) − Third parties 61 21,827 1,503 86 − 23,477 Cost of sales (7,178) (20,470) (1,351) (79) 16,818 (12,260) Gross profit 8,559 1,613 919 8 118 11,217 Expenses (757) (757) (868) (859) − (3,241) Selling expenses − (596) (744) (20) − (1,360) General and administrative expenses (15) (105) (34) (347) − (501) Exploration costs (248) − − − − (248) Research and development expenses (181) (3) (4) (45) − (233) Other taxes (9) (11) (3) (126) − (149) Impairment (losses) reversals, net − 287 − − − 287 Other income and expenses, net (304) (329) (83) (321) − (1,037) Operating income (loss) 7,802 856 51 (851) 118 7,976 Net finance income − − − 271 − 271 Results of equity-accounted investments 18 19 − (1) − 36 Net income (loss) before income taxes 7,820 875 51 (581) 118 8,283 Income taxes (2,653) (292) (17) 771 (39) (2,230) Net income (loss) 5,167 583 34 190 79 6,053 Net income (loss) attributable to: Shareholders of Petrobras 5,168 583 23 174 79 6,027 Non-controlling interests (1) − 11 16 − 26 Performance Report 3Q25 I 34 FINANCIAL STATEMENS BY SEGMENT Table 21 - Quarterly consolidated income by business segment – 2Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Sales revenues 14,404 19,795 2,176 80 (15,418) 21,037 Intersegments 14,343 256 817 2 (15,418) − Third parties 61 19,539 1,359 78 − 21,037 Cost of sales (6,601) (18,586) (1,144) (70) 15,376 (11,025) Gross profit 7,803 1,209 1,032 10 (42) 10,012 Expenses (1,846) (869) (914) (1,034) − (4,663) Selling expenses − (518) (751) (17) − (1,286) General and administrative expenses (26) (96) (32) (310) − (464) Exploration costs (185) − − − − (185) Research and development expenses (147) (3) (2) (41) − (193) Other taxes (7) (14) (6) (100) − (127) Impairment (losses) reversals, net (139) (50) (1) − − (190) Other income and expenses, net (1,342) (188) (122) (566) − (2,218) Operating income (loss) 5,957 340 118 (1,024) (42) 5,349 Net finance income − − − 1,015 − 1,015 Results of equity-accounted investments 42 (7) 17 (5) − 47 Net income (loss) before income taxes 5,999 333 135 (14) (42) 6,411 Income taxes (2,025) (116) (39) 512 14 (1,654) Net income (loss) 3,974 217 96 498 (28) 4,757 Net income (loss) attributable to: Shareholders of Petrobras 3,974 217 88 483 (28) 4,734 Non-controlling interests − − 8 15 − 23 Performance Report 3Q25 I 35 FINANCIAL STATEMENS BY SEGMENT Table 22 - Other income and expenses by segment – 9M25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (1,761) (144) (66) (14) − (1,985) Variable compensation programs (*) (460) (226) (51) (262) − (999) Pension and medical benefits - retirees − − − (977) − (977) Equalization of expenses - Production Individualization Agreements (708) − − − − (708) Losses with legal, administrative and arbitration proceedings (175) (295) (8) (128) − (606) Results on disposal/write-offs of assets 60 (7) 10 18 − 81 Results from co-participation agreements in bid areas 112 − − − − 112 Results of non-core activities 338 (8) 1 10 − 341 Early termination and changes to cash flow estimates of leases 416 20 4 8 − 448 Others 331 (59) (189) 65 − 148 Total (1,847) (719) (299) (1,280) − (4,145) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD). Table 23 - Other income and expenses by segment – 9M24 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (1,895) (66) (51) (12) − (2,024) Variable compensation programs (*) (376) (189) (42) (223) − (830) Pension and medical benefits - retirees − − − (1,907) − (1,907) Equalization of expenses - Production Individualization Agreements (30) − − − − (30) Losses with legal, administrative and arbitration proceedings (292) (369) (15) (132) − (808) Results on disposal/write-offs of assets 179 55 23 (68) − 189 Results from co-participation agreements in bid areas 103 − − − − 103 Results of non-core activities 189 (9) 11 13 − 204 Early termination and changes to cash flow estimates of leases 213 13 (3) 11 − 234 Others 457 80 (162) 176 − 551 Total (1,452) (485) (239) (2,142) − (4,318) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD). Performance Report 3Q25 I 36 FINANCIAL STATEMENS BY SEGMENT Table 24 - Other income and expenses by segment – 3Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (649) (17) (18) (6) − (690) Variable compensation programs (*) (189) (88) (20) (107) − (404) Pension and medical benefits - retirees − − − (338) − (338) Gains (losses) with legal, administrative and arbitration proceedings (69) (228) 22 (5) − (280) Equalization of expenses - Production Individualization Agreements (32) − − − − (32) Results on disposal/write-offs of assets 46 (7) (6) (23) − 10 Results from co-participation agreements in bid aeas 62 − − − − 62 Results of non-core activities 116 (3) 1 3 − 117 Early termination and changes to cash flow estimates of leases 116 24 3 4 − 147 Others 295 (10) (65) 151 − 371 Total (304) (329) (83) (321) − (1,037) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD). Table 25 - Other income and expenses by segment – 2Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Stoppages for asset maintenance and pre-operating expenses (600) (29) (27) (4) − (660) Variable compensation programs (*) (137) (74) (16) (78) − (305) Pension and medical benefits - retirees − − − (324) − (324) Gains (losses) with legal, administrative and arbitration proceedings 6 (38) (28) (65) − (125) Equalization of expenses - Production Individualization Agreements (672) − − − − (672) Results on disposal/write-offs of assets (18) 1 14 17 − 14 Results from co-participation agreements in bid areas (20) − − − − (20) Results of non-core activities 120 3 − 3 − 126 Early termination and changes to cash flow estimates of leases 149 (3) − (2) − 144 Others (170) (48) (65) (113) − (396) Total (1,342) (188) (122) (566) − (2,218) (*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD). Performance Report 3Q25 I 37 FINANCIAL STATEMENS BY SEGMENT Table 26 - Consolidated assets by business segment – 09.30.2025 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Total assets 159,451 32,725 5,892 33,983 (4,164) 227,887 Current assets 2,820 10,322 427 18,678 (4,164) 28,083 Non-current assets 156,631 22,403 5,465 15,305 − 199,804 Long-term receivables 9,383 2,736 141 12,675 − 24,935 Investments 329 244 162 59 − 794 Property, plant and equipment 145,044 19,289 5,078 2,146 − 171,557 Operating assets 111,344 16,771 4,484 1,530 − 134,129 Assets under construction 33,700 2,518 594 616 − 37,428 Intangible assets 1,875 134 84 425 − 2,518 Table 27 - Consolidated assets by business segment – 12.31.2024 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Total assets 125,551 27,725 5,260 27,289 (4,180) 181,645 Current assets 2,697 9,017 379 13,923 (4,180) 21,836 Non-current assets 122,854 18,708 4,881 13,366 − 159,809 Long-term receivables 7,056 2,217 91 11,246 − 20,610 Investments 299 114 182 64 − 659 Property, plant and equipment 113,761 16,257 4,541 1,726 − 136,285 Operating assets 91,895 14,828 3,936 1,242 − 111,901 Assets under construction 21,866 1,429 605 484 − 24,384 Intangible assets 1,738 120 67 330 − 2,255 Performance Report 3Q25 I 38 FINANCIAL STATEMENS BY SEGMENT Table 28 - Reconciliation of Adjusted EBITDA by business segment – 9M25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 14,127 1,167 112 1,240 159 16,805 Net finance income − − − (3,034) − (3,034) Income taxes 7,238 571 42 (936) 80 6,995 Depreciation, depletion and amortization 8,545 1,981 410 119 − 11,055 EBITDA 29,910 3,719 564 (2,611) 239 31,821 Results of equity-accounted investments (74) (67) (29) 5 − (165) Impairment of assets (reversals), net 193 (241) 1 − − (47) Results on disposal/write-offs of assets (60) 7 (10) (18) − (81) Results from co-participation agreements in bid areas (112) − − − − (112) Adjusted EBITDA 29,857 3,418 526 (2,624) 239 31,416 Table 29 - Reconciliation of Adjusted EBITDA by business segment – 9M24 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 16,497 1,309 569 (7,611) (393) 10,371 Net finance expense − − − 9,089 − 9,089 Income taxes 8,469 894 257 (5,090) (205) 4,325 Depreciation, depletion and amortization 7,067 1,895 424 97 − 9,483 EBITDA 32,033 4,098 1,250 (3,515) (598) 33,268 Results of equity-accounted investments (62) 426 (66) 6 − 304 Impairment of assets (reversals), net 4 (37) − (13) − (46) Results on disposal/write-offs of assets (179) (55) (23) 68 − (189) Results from co-participation agreements in bid areas (103) − − − − (103) Adjusted EBITDA 31,693 4,432 1,161 (3,454) (598) 33,234 Performance Report 3Q25 I 39 FINANCIAL STATEMENS BY SEGMENT Table 30 - Reconciliation of Adjusted EBITDA by business segment – 3Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 5,167 583 34 190 79 6,053 Net finance income − − − (271) − (271) Income taxes 2,653 292 17 (771) 39 2,230 Depreciation, depletion and amortization 3,228 693 146 44 − 4,111 EBITDA 11,048 1,568 197 (808) 118 12,123 Results of equity-accounted investments (18) (19) − 1 − (36) Impairment of assets (reversals), net − (287) − − − (287) Results on disposal/write-offs of assets (46) 7 6 23 − (10) Results from co-participation agreements in bid areas (62) − − − − (62) Adjusted EBITDA 10,922 1,269 203 (784) 118 11,728 Table 31 - Reconciliation of Adjusted EBITDA by business segment – 2Q25 US$ million E&P RTM G&LCE Corporate and other businesses ELIMIN. TOTAL Net income (loss) 3,974 217 96 498 (28) 4,757 Net finance income − − − (1,015) − (1,015) Income taxes 2,025 116 39 (512) (14) 1,654 Depreciation, depletion and amortization 2,836 691 131 39 − 3,697 EBITDA 8,835 1,024 266 (990) (42) 9,093 Results of equity-accounted investments (42) 7 (17) 5 − (47) Impairment of assets (reversals), net 139 50 1 − − 190 Results on disposal/write-offs of assets 18 (1) (14) (17) − (14) Results from co-participation agreements in bid areas 20 − − − − 20 Adjusted EBITDA 8,970 1,080 236 (1,002) (42) 9,242 Performance Report 3Q25 I 40 GLOSSARY Glossary A Adjusted cash and cash equivalents: Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas). Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues. Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates. C CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs. CAPEX vs, cash Capex: a) Leases: payments related to leased assets used in projects (e.g., drilling rigs and PLSVs), excluding production units (UEPs). b) Geology and Geophysics: acquisition and interpretation of seismic data. c) Contractual milestones: include payments related to project mobilization and the acquisition of materials for future use in projects. d) Others: adjustment of payment flows for platform construction milestones, considering the mismatch between the accrual and cash perspectives and expenses related to projects but not capitalized, such as pre-FID expenditures. Performance Report 3Q25 I 41 GLOSSARY E Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment. F Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. G Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products. I Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress. Investments in E&P: In the E&P segment, investment projects are classified as: a) production development; b) exploration and c) others. See the details: a) Production Development (PD) Projects aimed at enabling the production activities of new oil or gas fields, or the revitalization of fields already in production through new production systems and/or onshore facilities. This includes complementary development projects intended to increase the recovery factor in fields with declining production, without the installation of new production systems. Other projects in the Production Development include: asset acquisition projects linked to new production systems; quantitative risk analysis wells in development areas; and investments in the production development of non-operated fields. Performance Report 3Q25 I 42 GLOSSARY b) Exploration (EXP) Exploration projects aim to incorporate oil and gas reserves in a resilient way, from an economical and carbon emission perspective, generating value in the long-term. They are classified into types such as: Geological Interpretation Regional Studies, Block, Discovery Appraisal, Ring Fence (RF), Reservoir Data Acquisition (RDA) and Extended Well Tests (EWT). c) Others Projects required to implement essential infrastructure needed to enable other investment projects, as well as operations. Examples include upgrades to operational infrastructure, scheduled shutdowns, acquisition of capital goods, IT and communications improvements, inspections and pipeline replacements due to SCC-CO₂, new platforms pre-operational costs, among others. L Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity. Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator. Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost, Costs related to production taxes and depreciation, depletion, and amortization are not considered. Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost, Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered. Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost, Costs related to depreciation, depletion, and amortization are not considered. LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS Accounting Standards and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity. Performance Report 3Q25 I 43 GLOSSARY N Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS Accounting Standards. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management. Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions, and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company, company. O Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate. R Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production. ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis. Petrobras | Investor Relations www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer